SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 9
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                Ampex Corporation
                                -----------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 Per Share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    032092108
                                    ---------
                                 (CUSIP Number)

                                Craig L. McKibben
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 759-6301
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 31, 1997
                                 --------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



Check the following box if a fee is being paid with this Statement:  [  ]



C/M:  11115.0000 414618.5

                                  SCHEDULE 13D
-----------------------------------     ---------------------------------------
CUSIP No. 03209218                       Page  2 of   21   Pages
          ---------                           --    ------
-----------------------------------     ---------------------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Edward J. Bramson
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)  [  ]      (b)  [  ]
          N/A
-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF/SC
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)

          [  ]
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                                5,507,955
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                            ---------------------------------------------------
                             8         SHARED VOTING POWER
                                                219,656

                            ---------------------------------------------------
                             9         SOLE DISPOSITIVE POWER
                                                5,507,955

                            ---------------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                                2,407,480

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   8,135,091
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          [  ]
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   17.9%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


C/M:  11115.0000 414618.5

                                  SCHEDULE 13D
--------------------------------------   --------------------------------------
CUSIP No. 03209218                        Page 3  of   21   Pages
          ---------                            --    ------
--------------------------------------   --------------------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SH Securities Co., LLC
          13-3912827
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)  [  ]      (b)  [  ]
          N/A
-------------------------------------------------------------------------------
          SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*


-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
          [  ]
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                                400,000
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                            ---------------------------------------------------
                             8         SHARED VOTING POWER
                                                0

                            ---------------------------------------------------
                             9         SOLE DISPOSITIVE POWER
                                                400,000

                            ---------------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                                0

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   0
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          [  ]
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.9%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



C/M:  11115.0000 414618.5

                                 AMENDMENT NO. 9
                                       TO
                                  SCHEDULE 13D



         This Amendment No. 9 is being filed to update, as of March 31, 1997, certain of the information contained in Amendment No. 8 to the Statement on
Schedule 13D ("Amendment No. 8"), as filed by certain of the Filing Parties on or about June 6, 1996 relating to the Class A Common Stock ("Class A Stock") of Ampex Corporation (the "Company"). None of the transactions reported herein involved the acquisition or disposition of an amount equal to one percent or more of the Class A Stock of the Company. Information in Amendment No. 8 which has not changed since the filing of that Amendment is not restated herein. Capitalized terms used but not defined herein have the meanings ascribed to them in Amendment No. 8.

Item 1.           Security and Issuer.

         No change.

Item 2.           Identity and Background.

         This Amendment No. 9 is being filed pursuant to Section 13d(1) of the Securities Act of 1934, as amended (the "Exchange Act") and Rule 13d-2 thereunder by the Filing Parties named below, each of whom has a business address at 65 East 55th Street, New York, NY 10022.

         1. SH Securities Co. LLC, a New York limited liability company ("SHS"), of which Mr. Bramson is the sole managing member. SHS's principal business is the ownership of Class A
Stock of the Company. SHS has no other executive officers or directors.

         2. Edward J. Bramson, Chairman of the Board of Directors, President and Chief Executive Officer of the Company.

         Additional information regarding Mr. Bramson is contained in
Item 2 and Schedule 1 of Amendment No. 8 and is incorporated herein by reference.

         None of the Filing Parties named herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the Filing Parties named herein has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                                          Page  4  of  21  Pages

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



Item 3.           Source and Amount of Funds or Other Consideration.

         Since the date of filing of Amendment No. 8, the Filing Parties named herein have entered into the following transactions in the Company's Class A Stock, using the funds indicated below:

         (a) On or about October 23, 1996, Mr. Bramson acquired an aggregate of 400,000 shares of Class A Stock from the Company at a purchase price of $6.875 per share, which was the reported closing price for the Company's Class A Stock on the American Stock Exchange on the date immediately preceding the date of authorization of sale by the Company's Board of Directors. Mr. Bramson caused SHS as his permitted designee to pay for and take title to the shares. The purchase price for the shares was paid 20% in cash, using working capital funds of SHS, and the balance by the issuance of an interest-bearing, secured promissory note due October 15, 2001 in the principal amount of $2,200,000. The funds utilized by SHS to pay the cash portion of the purchase price for the shares were provided by Mr. Bramson and the other members of SHS, using personal funds.

Item 4.           Purpose of the Transaction.

         (a) Mr. Bramson acquired the shares reported in Item 3(a) through SHS as his permitted designee for the purpose of increasing his equity investment in the Company. Mr. Bramson, as the sole Managing Member and executive officer of SHS, has the exclusive power to exercise voting rights and make investment decisions on behalf of SHS with respect to the shares held by SHS. As set forth in Item 5(a)(ii), Mr. Bramson is deemed to hold beneficial ownership of approximately 17.9% of the outstanding Class A Stock. Accordingly, Mr. Bramson may be in a position to exercise a significant influence on the management and affairs of the Company.

         (b) One or more of the Filing Parties, including Mr. Bramson, may from time to time in the future acquire additional shares of Class A Stock, or dispose of shares of Class A Stock owned by them, in open market or privately negotiated transactions, depending upon market conditions or other factors.


Item 5.           Interest in Securities of the Issuer.

         (a)      As of the close of business on March 31, 1997:

                  (i) SHS owned 400,000 shares of Class A Stock of the Company, representing approximately 0.9% of the outstanding shares of Class A Stock of the Company.

                  (ii) Mr. Bramson owned directly 2,409,910 shares of Class A Stock, and held vested options to acquire an aggregate of 2,500 shares of Class A Stock under the Company's 1992 Stock Incentive Plan. Mr. Bramson is also deemed beneficially to own all 400,000 shares of Class A Stock owned by SHS, 2,695,545 shares owned or controlled by certain other Filing Parties,

                                                          Page  5  of  21  Pages

C/M:  11115.0000 414618.5
identified in Amendment No. 8, controlled by him and 219,656 shares as to which Mr. Bramson has been granted a voting proxy. In addition, Mr. Bramson serves as co-administrator of the Ampex Ampex Retirement Trust, which holds 2,407,480 Class A Stock, as to which Mr. Bramson may be deemed to share investment power. Accordingly, Mr. Bramson is deemed to be the beneficial owner of an aggregate of 8,135,109, shares, representing approximately 17.9% of the outstanding Class A Stock of the Company.

                  (iii) The Filing Parties named herein and in Amendment No. 8, collectively, may comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, and as a group beneficially own all of the shares owned by each of the Filing Parties, representing an aggregate of 8,432,026 shares, or approximately 18.5%, of the outstanding Class A Stock of the Company.

         (b) Each of the Filing Parties is deemed to have sole voting and investment power with respect to the shares of Class A Stock the acquisition of which is reported in this Amendment. For information concerning ownership of other shares of Class A Stock by the other Filing Parties, reference is made to Amendment No. 8, which is hereby incorporated herein by reference. Except as described in the preceding sentence or in Item 6 below, and except for the affiliation of the Filing Parties with each other, there are no contracts, agreements, arrangements or understandings providing for shared voting or investment power with respect to the shares of Class A Stock of the Company being reported hereby.

         (c) Except as disclosed in Item 3 hereof, none of the Filing Parties named in this Amendment has effected any transactions in shares of Class A Stock since the filing of the most recent amendment to this Statement on or about June 6, 1996.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock beneficially owned by the Filing Parties.

         (e)      N/A.

         (f) The filing of this Statement shall not be construed as an admission by any Filing Party that it is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of any securities covered by this statement.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

         The pledge agreement that secures the promissory note of SHS given in partial payment of the purchase price of the shares of Class A Stock reported herein contains customary provisions

                                                          Page  6  of  21  Pages

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giving the Company voting and other remedial rights with respect to the shares in the event of default. In addition, in the event Mr. Bramson fails to continue to serve as an officer or director of the Company for certain 24 and 36 month periods specified in the stock purchase agreement, the Company has the option to repurchase up to one-half the shares at cost plus interest accrued on the above-mentioned promissory note.


Item 7.           Material Filed as Exhibits.

                  The Exhibits filed with this Amendment are listed in the
Exhibit Index which appears elsewhere herein and is incorporated herein by reference.

                                                          Page  7  of  21  Pages

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



         After reasonable inquiry and to the best of its knowledge, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:            April 8, 1997


                                                     /s/ Edward J. Bramson
                                                     ---------------------
                                                     Edward J. Bramson

                                                     SH SECURITIES CO., LLC


                                                     By:/s/ Edward J. Bramson
                                                        ---------------------
                                                        Edward J. Bramson
                                                        Managing Member


                                                          Page  8  of  21  Pages

C/M:  11115.0000 414618.5

                                  EXHIBIT INDEX


         Exhibit A         -        Stock Purchase Agreement, dated October 22,
                                    1996

         Exhibit B         -        Promissory Note, dated October 23, 1996

         Exhibit C         -        Pledge Agreement, dated October 23, 1996

         Exhibit D         -        Joint Filing Agreement

                                                          Page  9  of  21  Pages

C/M:  11115.0000 414618.5